Exhibit 2

NOW THEREFORE, BE IT RESOLVED, that the stockholders of Ambassadors Group, Inc. (the “Company”) request that the Board of Directors of the Company (the “Board”) promptly take all necessary actions under applicable state law to amend the Company’s Amended and Restated Certificate of Incorporation, as amended, and the Company’s By-laws to reorganize the Board into one class subject to election each year and to institute annual elections for all directors beginning with the Company’s next annual meeting of stockholders.

Supporting Statement

The election of directors is a fundamental stockholder right and an essential component of corporate governance. Directors should be accountable for their performance each and every year, and if stockholders are not satisfied with such performance, they should have the right to communicate their dissatisfaction annually through the election process.

The Board is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system will require each director to stand for election annually and will give stockholders an opportunity to register their views on the performance of the collective Board, as well as the right to vote for and against each individual director, on an annual basis. We believe that electing directors in this way is one of the best methods available to stockholders to ensure that a company will be managed in a manner that is in the best interests of stockholders. Classified boards artificially insulate underperforming directors from the judgment of stockholders, the true owners of a company. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

The evidence indicates that stockholders at other companies increasingly favor declassified boards. According to Institutional Shareholder Services Inc., as of September 29, 2011, board declassification resolutions submitted by investors have averaged 73.5% support at 38 U.S. companies in 2011, up from 61.1% in 2010.

We believe that good corporate governance procedures and practices have a positive effect on the financial performance of companies. We also believe that stockholders are willing to pay a premium for companies with good corporate governance. If the Company were to take the steps necessary to reorganize the Board into one class subject to annual elections, it would be a strong statement to the market that this Company is committed to good corporate governance and its long-term financial performance.

We believe that this reform is needed. WE URGE YOU TO VOTE FOR THIS RESOLUTION.